# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Altus Power, Inc., CIK 0001828723
CUSIP: 02217A102
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2200 Atlantic Street, 6th Floor, Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 02/05/2025
Amends the filing with accession number 0001193125-22-256847
Filed by CIK 0001896588
Persons authorized to receive notices and communications: John G. Finley, Blackstone Inc., 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Marisa Beeney, Blackstone Alternative Credit Advisors, 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Julian J. Seiguer, P.C,, Kirkland & Ellis LLP, 609 Main Street, Houston, Texas (TX), 77002, (713) 836-3600

## Reporting persons
- GSO Altus Holdings LP (CIK 0001896588): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,116,125; shared voting power 0; sole dispositive power 21,116,125; shared dispositive power 0; aggregate amount beneficially owned 21,116,125 (13.2% of the class)
- GSO Altus Holdings Associates LLC (CIK 0001896569): type of reporting person: other (OO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,116,125; shared voting power 0; sole dispositive power 21,116,125; shared dispositive power 0; aggregate amount beneficially owned 21,116,125 (13.2% of the class)
- GSO Holdings I L.L.C. (CIK 0001481157): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,116,125; shared voting power 0; sole dispositive power 21,116,125; shared dispositive power 0; aggregate amount beneficially owned 21,116,125 (13.2% of the class)
- Blackstone Holdings II L.P. (CIK 0001484870): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,116,125; shared voting power 0; sole dispositive power 21,116,125; shared dispositive power 0; aggregate amount beneficially owned 21,116,125 (13.2% of the class)
- Blackstone Holdings I/II GP L.L.C. (CIK 0001464695): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,116,125; shared voting power 0; sole dispositive power 21,116,125; shared dispositive power 0; aggregate amount beneficially owned 21,116,125 (13.2% of the class)
- Blackstone Inc. (CIK 0001393818): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,116,125; shared voting power 0; sole dispositive power 21,116,125; shared dispositive power 0; aggregate amount beneficially owned 21,116,125 (13.2% of the class)
- Blackstone Group Management L.L.C. (CIK 0001404071): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,116,125; shared voting power 0; sole dispositive power 21,116,125; shared dispositive power 0; aggregate amount beneficially owned 21,116,125 (13.2% of the class)
- Stephen A. Schwarzman (CIK 0001070844): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 21,116,125; shared voting power 0; sole dispositive power 21,116,125; shared dispositive power 0; aggregate amount beneficially owned 21,116,125 (13.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: Altus Power, Inc.
Address of issuer's principal executive offices: 2200 Atlantic Street, 6th Floor, Stamford, Connecticut (CT), 06902
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on December 17, 2021, as previously amended by the Amendment No. 1 to the Schedule 13D filed on October 4, 2022 (as so previously amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and supplemented by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
Voting and Support Agreement

On February 5, 2025, the Issuer, Avenger Parent, Inc., a Delaware corporation ("Parent"), and Avenger Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, at the Effective Time (as defined in the Merger Agreement), Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving entity and as a wholly owned subsidiary of Parent (the "Merger").

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the Effective Time, shareholders of the Issuer will receive an amount in cash equal to $5.00, without interest, for each share of common stock of the Issuer outstanding immediately prior to the Effective Time. Completion of the Merger is subject to customary closing conditions, including regulatory clearance and approvals by the shareholders of the Issuer.
In connection with the execution of the Merger Agreement, on February 5, 2025, GSO Altus Holdings LP (the "Supporting Holder") entered into a voting and support agreement (the "Voting and Support Agreement") with the Issuer and Parent.

Pursuant to the Voting and Support Agreement, the Supporting Holder agreed, from and after the date of the Voting and Support Agreement until the Agreement Termination Date (as defined in the Voting and Support Agreement), to appear (including by proxy) and be counted as present for the purposes of calculating a quorum and vote its shares of the Issuer owned as of the record date for such meeting (A) in favor of proposals relating to the approval of the Merger, the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement and (B) against any Acquisition Proposal (as defined in the Merger Agreement) and any proposal that is intended to or would (1) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of the Supporting Holder under the Voting and Support Agreement, (2) impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the other transactions expressly contemplated by the Merger Agreement or the Voting and Support Agreement or (3) change in any manner the voting rights of any class of shares of the Issuer (including any amendments to the certificate of incorporation or the bylaws of the Issuer).

The Voting and Support Agreement will terminate upon the earliest to occur of the following: (a) the Effective Time, (b) the date the Merger Agreement is validly terminated in accordance with its terms, (c) an Adverse Recommendation Change (as defined in the Merger Agreement), (d) an amendment to the Merger Agreement that (i) reduces the amount or changes the form of the consideration payable in the Merger or imposes material restrictions or constraints on the payment of such consideration or (2) is adverse to the Supporting Holder relative to the other stockholders of the Company, (e) written notice of termination of the Voting and Support Agreement by Parent to the Supporting Holder and the Issuer or mutual consent of the parties to the Voting and Support Agreement, and (f) the time that the Required Company Stockholder Approval (as defined in the Merger Agreement) has been obtained.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 159,999,527 shares of Class A Common Stock issued and outstanding as of November 7, 2024 as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, GSO Altus Holdings directly holds 21,116,125 shares of Class A Common Stock.
GSO Altus Holdings Associates LLC is the general partner of GSO Altus Holdings. GSO Holdings I L.L.C. is the managing member of GSO Altus Holdings Associates LLC. Blackstone Holdings II L.P. is the managing member of GSO Holdings I L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 2, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Class A Common Stock in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The information set forth in Item 4 of this Amendment No. 2 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
Exhibit 99.B Voting and Support Agreement, dated February 5, 2025, by and among Avenger Parent, Inc., Altus Power, Inc., GSO Altus Holdings LP, and the other parties signatory thereto.

## Signatures
- GSO Altus Holdings LP: /s/ Marisa Beeney, Authorized Signatory (02/07/2025)
- GSO Altus Holdings Associates LLC: /s/ Marisa Beeney, Authorized Signatory (02/07/2025)
- GSO Holdings I L.L.C.: /s/ Marisa Beeney, Authorized Signatory (02/07/2025)
- Blackstone Holdings II L.P.: /s/ Tabea Hsi, Senior Managing Director (02/07/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Tabea Hsi, Senior Managing Director (02/07/2025)
- Blackstone Inc.: /s/ Tabea Hsi, Senior Managing Director (02/07/2025)
- Blackstone Group Management L.L.C.: /s/ Tabea Hsi, Senior Managing Director (02/07/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (02/07/2025)
Comment: GSO ALTUS HOLDINGS LP By: GSO Altus Holdings Associates LLC. its general partner By: GSO Holdings I L.L.C., its managing member
GSO ALTUS HOLDINGS ASSOCIATES LLC By: GSO Holdings I L.L.C., its managing member
BLACKSTONE HOLDINGS II L.P. By: Blackstone Holdings I/II GP L.L.C., its general partner